

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207




06013410

US SEC EXEMPTION
FILE NO. 82-3572

7 April 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAY 11 2006
WASH, D.C.
199
SECTION

Re: **JG Summit Holdings, Inc.**

SUPPL

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the SEC Form 17-C of JG Summit Holdings, Inc. dated March 16, 2006 regarding the news article entitled "The Gokongwei milestones".

Thank you very much.

Very truly yours,



ROSALINDA F. RIVERA
Corporate Secretary

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL



/mhd


SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2006
WASH. D.C.
199
SECTION

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Reply to the PSE ODiSy letter dated March 15, 2006 regarding the news article entitled "The Gokongwei milestones"

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 16, 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1605**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated March 15, 2006 in response to the PSE OdiSy letter in Annex "B" below.

Annex "B" – OdiSy letter of PSE to the Company dated March 15, 2006 requesting for confirmation of the veracity of the information contained in the news article in Annex "C" below.

Annex "C" – News article entitled "The Gokongwei milestones" which appeared in the March 15, 2006 issue of The Manila Times' Virtual Business column (internet edition).

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



March 16, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

ANNEX "A"



JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

March 15, 2006

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: **JURISITA M. QUINTOS**
Senior Vice-President – Disclosure Department

Gentlemen:

We refer to your ODiSy letter dated March 15, 2006 regarding the news article entitled "The Gokongwei milestones" published in the March 15, 2006 issue of The Manila Times' Virtual Business column (internet edition).

Please be informed that JG Summit Holdings, Inc. did not issue any press release on the said matter.

Very truly yours,



ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"



ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

To	:	**ATTY. ROSALINDA F. RIVERA** *Corporate Secretary*
Company	:	**JG SUMMIT HOLDINGS, INC.**
Subject	:	"The Gokongwei milestones"
Date	:	**Wednesday, March 15, 2006**

Dear Atty. Rivera:

This is in reference to the attached news article entitled **"The Gokongwei milestones"** published in the March 15, 2006 issue of The Manila Times' Virtual Business column (Internet Edition). The article reported in part that:

> *"x x x The founder of JG Summit Holdings, John Gokongwei Jr., will turn 80 on August 11. His conglomerate will be 20 years old. His airline, Cebu Air, is 10 years old. And his son, Lance, will be 40 on Nov. 23. x x x he built what today is one of the biggest and fastest-growing conglomerates in the Philippines. It made ₱70 billion revenues last year and less than P3 billion in profits. x x x"*

In view thereof, please confirm the veracity of the information contained in the above-mentioned news article **before 9:00 a.m. today via ODiSy** so that we may properly apprise the Trading Participants and the investing public of the same. Otherwise, the Exchange will be compelled to impose a trading halt on the Company's securities pending clarification of the said news article.

Further, please be informed that in the event that the Exchange issues a trading halt on the Company's shares pending clarification on the matter, the trading halt shall be lifted today at 10:00 a.m. even if the Exchange receives no reply from the Company.

Notwithstanding, please be reminded of **Section 4.5** of the **Revised Disclosure Rules** on the **Duty of the Issuer to Clarify Non-public Material Information**, which states that:

> "Upon its receipt of any material non-public information, the Exchange shall request the Issuer concerned to confirm or deny the veracity of the said information (e.g. newspaper/newswire reports, information coming from third parties, broker's market letter, etc.) pertaining to the Issuer or any of its subsidiaries.
>
> If the request for confirmation is made by the Exchange prior to the pre-open period of the said trading day, the Issuer must reply prior to the start of the said pre-open period.
>
> However, if the Exchange makes a request for confirmation after trading hours, the Issuer must reply prior to the start of the pre-open period of the next trading day.
>
> The Exchange shall impose a trading halt on the securities of the Issuer if it fails to confirm or deny the veracity of the said material non-public information. The halt shall be

lifted at 10:00 a.m. even in the absence of any reply from the Issuer verifying or clarifying the material information. The Exchange must receive the Issuer's reply not later than 11:00 a.m. of the same trading day. If by 11:00 a.m., the Issuer fails to reply or should the reply fail to sufficiently clarify the material information requested by 11:00 a.m., it shall be fined the amount of Thirty Thousand Pesos (₱30,000.00). Thereafter, the Issuer shall be fined the additional amount of Ten Thousand Pesos (₱10,000.00) for every thirty minutes of delay.

The imposition of the foregoing penalties shall be without prejudice to the imposition of penalty/ies for non-disclosure of material information after the same has been duly established and the need to pursue investigation of a possible violation of the anti-manipulative and anti-fraudulent provisions of the SRC."

Moreover, the Company has the option to request for a voluntary trading halt as provided under **Section 4.1, Disclosure of Material Information**, of the said Rules, which reads as follows:

"x x x

Should the act, development or event occur during trading hours, the Issuer must request a halt in the trading of its shares in order to ensure that the investing public would have equal access to the information. If, however, the said act, development or event occurs after trading hours but the Issuer is unable to make a disclosure prior to the pre-open period of the next trading day, the Issuer must request a halt in the trading of its shares. In both cases, the trading halt shall be lifted one (1) hour after the information has been disseminated to enable the investing public to digest the information. If the information is disseminated one (1) hour or less prior to the close of market, the trading halt shall be lifted on the subsequent trading day. x x x"

Your compliance is hereby enjoined.

Very truly yours,

(Orginal Signed)
CHRISTINE D. SOTO
Specialist, Disclosure Department

ANNEX "C"

The Manila Times
www.manilatimes.net



Wednesday, March 15, 2006



VIRTUAL BUSINESS
By Tony Lopez

The Gokongwei milestones

There are four major milestones in the Gokongwei family and business this year.

The founder of JG Summit Holdings, John Gokongwei Jr., will turn 80 on August 11. His conglomerate will be 20 years old. His airline, Cebu Air, is 10 years old. And his son, Lance, will be 40 on Nov. 23.

There is a fifth milestone. Lance has just bagged the coveted Entrepreneur of the Year award from accounting firm Ernst & Young.

no mean a feat. Lance bested 56 aspirants.

Asked what the young Gokongwei thinks about entrepreneurship, he replied, "you just have to love it!"

Entrepreneurship is in the Gokongwei blood. It flows in their veins. The original patriarch, John's father, accumulated fabulous wealth with a string of businesses based in Cebu.

Young John became a privileged lad. He went to the best school in Cebu, lived in a big house and got free entrance to Vision, the city's biggest movie house, which his father owned.

Then his father died. John was just 13. Suddenly, he was very poor. His mother and five siblings had to move to China, their motherland, because the cost of living there was much cheaper than it was in the Philippines. John was placed under the care of his grand uncle, Manuel Gotianuy who sent him to school. However, two years later, the war broke out. Even his uncle Manuel could no longer send him to school.

was back in the streets-literally.



But it was the best of times for the boy who became a man and family breadwinner at barely 15. He went into buy and sell. He sold simple products in the market, half an hour by bike from the city. He would wake up at 5 in the morning, load thread, soap and candles on his bike and rush to the palengke.

He rented a stall at P1 a day, laid out his goods on a table and sold what he could—about P20 a day which in today's money is enough to send 20 messages to one's crush. But 66 years ago, it was big money.

Then he decided to shuttle between Manila and Cebu on a batel, a trip that on bad days could take two weeks.

After the war, John saved about P20, 000, not much in today's money. It is the equivalent of four round trip tickets to Cebu and Manila. But in those days, chicken cost just a princely sum of 20 centavos and a car for an even more princely P2, 000.

With his P20, 000, John brought home his family from China to Cebu. From there, he built what today is one of the biggest and fastest-growing conglomerates in the Philippines. It made P70 billion revenues last year and less than P3 billion in profits.

It is a conglomerate that Lance inherits. And he has prepared himself well for the job, with a double summa from the University of Pennsylvania, the first in engineering and the second in finance, and tutorship under one of the wiliest, wisest and most visionary of Filipino entrepreneurs.

For Lance, business was regular fare at the dinner table. John required the family to have dinner together at least once a week.

Lance cites his father-John Gokongwei, Jr.-as his strongest influence and mentor, and who encouraged him and his sisters to start their own businesses.

Under Lance's nine-year leadership, Cebu Pacific achieved phenomenal success in the local aviation scene.◆

Email tonylopez@biznewsasia.com



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